Lincoln Benefit Life Company
1221 N Street, Suite 200
Lincoln, Nebraska 68508

March 30, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Alberto Zapata

Re:    Market Value Adjusted Fixed Account under Certain Variable Annuity Contracts Issued by Lincoln Benefit Life Company (the “Company”)
Response to Examiner Comments on Initial Registration Statement on Form S-1 (File No. 333-261580)

Dear Mr. Zapata:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) as set forth in the letter dated January 24, 2022 (the “Comment Letter”), to the initial registration statement on Form S-1 filed with the SEC on December 10, 2021 (the “Registration Statement”). Capitalized terms have the same meaning as in the Registration Statement. For your convenience, we have repeated each comment below in bold and our responses follow the Staff’s comments. The changes to the Registration Statement discussed herein will be reflected in a pre-effective amendment to the Registration Statement.

1.General Comments

a.Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement.
The Company confirms that all missing information, including all financial statements and exhibits, will be filed in a pre-effective amendment to the Registration Statement.
b.Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the registrant or parent company will be solely responsible for any benefits or features associated with the Contract.
The Company supplementally confirms that there are no guarantees or support agreements with third parties to support any of the Contract’s features or benefits. The Company is solely responsible for any benefits or features associated with the Contract.
c.The cover letter for this filing states that this registration statement is being filed to provide the required disclosure concerning the MVA Interests in a prospectus separate from the prospectus for combination variable/MVA annuity contracts (the “Contracts”) under file nos. 333-109688 and 333-61146. Please confirm, supplementally, whether – with regard to the variable annuity contracts registered under these filing numbers – the registrant is relying upon the

March 30, 2022 Page 2 of 5
Commission position as to certain grandfathered discontinued contracts outlined in the Commission’s VA Summary Prospectus Release. See Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Securities Act Release No. 10765, Exchange Act Release No. 8838, Investment Company Act Release No. 33814 (Mar. 11, 2020).
The Company confirms that, with respect to the variable annuity contracts registered under File Nos. 333-109688 and 333-61146, it is relying on the SEC’s position as to certain grandfathered discontinued contracts as outlined in the SEC’s above-referenced VA Summary Prospectus Release.
d.Please remove references to the Form S-1 item numbers from Part I of the registration statement as they may confuse investors.
The Company will remove references to Form S-1 item numbers from Part I of the Registration Statement.
2.Cover Page

a.In the important notices section of the cover page, the registrant states that investments in MVA Account Options involves investment risks including possible loss of principal. Please also add a cross-reference to the applicable risk section of the prospectus that provides further detail on these investments risks.
The Company will add the requested cross-reference.
b.Set forth on the inside front cover page of the prospectus or, where permitted, on the outside back cover page, the information required by Item 502 of Regulation S-K regarding dealer prospectus delivery obligations.
The Company will include the requested disclosure.
3.Table of Contents

a.Please include a specific listing of the risk factors section required by Item 105 of Reg S- K. See Item 502(a) of Reg S-K.
The Company will revise the table of contents as requested.
b.Please add Appendix II to the table of contents and include a listing of the subtopics covered by that appendix.
The Company will add Appendix II to the table of contents as requested.

4.Who is Lincoln Benefit Life Company? (p. 4)

The registrant states in this section that the Company’s obligations under the Contracts are subject to its financial strength and claims paying ability. Please provide further disclosure in this section detailing how the general account, separate accounts that are part of the Contracts, and the MVA features in this

March 30, 2022 Page 3 of 5
registration statement relate to each other and to the financial strength and claims paying ability of the Company.
The Company will revise this disclosure as shown in the marked pages attached as an exhibit hereto. Such changes will appear in pre-effective amendment no. 1 to the Registration Statement (“PEA No. 1”).
5.Summary

The portion of the prospectus on pages 4-8 (through Distribution of Contracts) appears to be the summary portion of the prospectus required in Form S-1. Please label this section as a summary and provide introductory narrative explaining what is being summarized.
The Company will clearly label the summary portion of the prospectus required by Form S-1 as such, and will include an introductory narrative explaining what is being summarized.
6.Risks

Please immediately follow the summary with a section listing the risk factors specific to investing in the Contracts including with respect to the MVA in accord with Item 105 of Reg S-K.
The Company will add as requested a section listing risk factors specific to investing in the Contracts, including with respect to the MVA, in accordance with Item 105 of Regulation S-K, as shown in the marked pages attached as an exhibit hereto. Such changes will appear in PEA No. 1.
7.Distribution of the Contracts (p. 8)

The registrant refers investors to the appropriate variable annuity Contract prospectus and statements of additional information for the information about the arrangements for distributing the variable annuity Contracts. Given that Item 8 of Form S-1 requires separate disclosure with regard to the underwriter related information required under Item 508 of Reg S-K, please provide this required disclosure as part of this registration statement.
The Company will include information responsive to Item 8 of Form S-1 by including separate disclosure with respect to the underwriter related information, as shown in the marked pages attached as an exhibit hereto. Such changes will appear in PEA No. 1.
8.Lincoln Benefit Life Risk Factors (p. 15)

Redraft the heading for this section with as Risk Factors Associated with Lincoln Benefit Life and its Industry. Make corresponding changes to the Table of Contents.
The Company will revise the disclosures as requested.
9.Signatures

March 30, 2022 Page 4 of 5
If the Chief Financial Officer is signing on behalf of all required signatories pursuant to a power of attorney, please eliminate the asterisk from his signature block. Further, clarify whether the President of the Company is signing the registration statement directly or pursuant to power of attorney.
The Company will correct the signatures going forward to clarify that the President and Chief Financial Officer are signing the registration statement directly and to clearly indicate whether the remainder of the required signatories signed directly or pursuant to a power of attorney.
***
We trust that the foregoing is responsive to your comments. As noted above, the disclosure changes discussed herein will be reflected in subsequent pre-effective amendments to the Registration Statement. The changes shown in the marked pages attached as an exhibit hereto will be reflected in PEA No. 1. Questions or comments concerning this letter may be directed to the undersigned at (847) 527-6710 or to Josephine Cicchetti or Joshua Lindauer at (202) 230-5230 or (212) 248-3298, respectively.

Sincerely,

Rebecca Collins, Chief Legal Officer, Lincoln Benefit Life Company

cc:    Erik Braun, Chief Financial Officer, Treasurer and Executive Vice President, Lincoln Benefit Life Company
Josephine Cicchetti, Partner, Faegre Drinker Biddle & Reath LLP
Joshua Lindauer, Associate, Faegre Drinker Biddle & Reath LLP

Market Value Adjusted Fixed Account under Certain Variable Annuity Contracts Issued by Lincoln Benefit Life Company Lincoln Benefit Life Company Street Address: 5801 SW 6th Ave., Topeka, KS 66606-00001 Mailing Address: P.O. Box 758561, Topeka, KS 66675-8561 Telephone Number: 1-800-457-7617 Fax Number: 1-785-228-4584 Prospectus dated [__________], 2022 Lincoln Benefit Life Company (“LBL” or the “Company”) issues the Market Value Adjusted Fixed Account Option (the MVA Account Option”) described in this prospectus. The MVA Account Option is available only under the following variable annuity contracts that we offer: The Consultant Solutions Variable Annuities (Classic, Plus, Elite, Select) and the LBL Advantage Variable Annuity. None of those contracts currently is offered for new sales. However, under outstanding contracts you may be able to make additional purchase payments, and allocate additional purchase payments or amounts of Contract Value to the MVA Account Option. This prospectus is not your contract, although this prospectus provides a description of the material features of the MVA Account Option under your Contract. The description of the MVA Account Option’s material features is current as of the date of this prospectus. If certain material provisions of the MVA Account Option are changed after the date of this prospectus, those changes will be described in a supplement to this prospectus and the supplement will become a part of this prospectus. The principal underwriter for all of the Contracts is Everlake Distributors, L.L.C., formerly Allstate Distributors, L.L.C. Everlake Distributors, L.L.C. is a registered broker dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and a member of the Financial Industry Regulatory Authority. Everlake Distributors, L.L.C. is not required to sell any specific number or dollar amount of securities, but will use its best efforts to sell the securities offered. Please read and keep this Prospectus for future reference. You should carefully read this prospectus in conjunction with any applicable supplements before taking any action involving the MVA Account Option. This Prospectus supersedes all prior prospectuses. Also, this Prospectus must be read along with the appropriate variable annuity contract prospectus. This Prospectus is in addition to the appropriate variable annuity contract prospectus. All information in the appropriate variable annuity contract prospectus continues to apply unless addressed by this Prospectus. 1

IMPORTANT NOTICES Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities described in this prospectus or passed on the accuracy or the adequacy of this prospectus. Anyone who tell you otherwise is committing a federal crime. The contracts of which the MVA Account Option is a part may have been distributed through broker-dealers that have relationships with banks or other financial institutions or by employees of such banks. However, the contracts and the MVA Account Option are not deposits or obligations of, or guaranteed by such institutions or any federal regulatory agency. Investment in the MVA Account Option involves investment risks, including possible loss of principal. See "Risks Related to the MVA Fixed Account Option." This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. We do not authorize anyone to provide any information or representations regarding the offering described in this prospectus other than as contained in this prospectus. The Contracts and the MVA Account Option are not FDIC insured. The MVA Account Option may not be available in all states. 2

Table of Contents Page Summary 4 Who is Lincoln Benefit Life Company? 4 Important Terms 5 Expenses 6 Description of the MVA Account Fixed Account Option 6 Distribution of the Contracts 8 Risks Related to the MVA Fixed Account Option 8 Reliance on the Company's Financial Strength and Claims-Paying Ability 8 Withdrawals and Transfers May be Subject to Market Value Adjustment 8 Market Value Adjustment Risk 8 Declared Interest Rate Risk 8 Additional Information 8 Experts 8 Legal Matters 8 Administration 9 8 Reliance on Rule 12h-7 9 Appendix I: Market Value Adjustment Examples 10 Appendix II: Information with Respect to the Registrant 14 Risk Factors Associated with Lincoln Benefit Life and Its Industry 15 Description of Business 29 Description of Property 29 Legal Proceedings 29 Financial Statements and Notes to Financial Statements 30 Selected Financial Data 83 Management's Discussion and Analysis of Financial Condition and Results of Operations 84 Changes in or Disagreements with Accountants 97 Quantitative and Qualitative Disclosures About Market Risk 97 Directors and Executive Officers 97 Executive Compensation 98 Security Ownership of Certain Beneficial Owners and Management 99 Transactions with Related Persons, Promoters and Certain Control Persons 101 3

Summary: This section tells you about Lincoln Benefit Life Company and describes the MVA Account Fixed Account Option, including expense detail and risks related to investing in the contracts. Who is Lincoln Benefit Life Company? Lincoln Benefit Life Company is a stock life insurance company organized under the laws of the state of Nebraska in 1938. Our legal domicile and principal business address is 1221 N Street, Suite 200, Lincoln, NE 68508. Lincoln Benefit is a wholly- owned subsidiary of LBL HoldCo II, Inc., a Delaware corporation (“HoldCo”), which is a wholly-owned subsidiary of LBL HoldCo, Inc., a Delaware corporation (“HoldCo Parent”). HoldCo Parent is a wholly-owned subsidiary of Guaranty Income Life Insurance Company (“GILICO”), an Iowa-domiciled insurance company. We are authorized to conduct life insurance and annuity business in the District of Columbia, U.S. Virgin Islands and all states except New York. We intend to offer the MVA Account Option under variable annuity contracts in those jurisdictions in which we are licensed. The Company’s obligationsContracts offer several investment alternatives, which, depending on the Contract, generally include various variable sub-accounts ("Sub-Accounts") of Lincoln Benefit Life Variable Annuity Account ("Variable Account"), and Fixed Account Options such as the MVA Fixed Account Option described in this prospectus. The Variable Account and the Sub-Accounts are segregated asset accounts of the Company. The assets of each Sub-Account of the Variable Account are invested in the shares of an underlying mutual fund ("Portfolios"). Values allocated under your Contract to the ContractsVariable Account and the amount of Variable Annuity payments under your Contract will rise and fall with the values of shares of the Portfolios and are also reduced by applicable Contract charges. You bear the risk of investment performance of the Portfolios. Please refer to the appropriate variable annuity contract and variable annuity contract prospectus for more information regarding the investment options available under your Contract, the Variable Account and the Sub- Accounts, and any applicable contract charges. This prospectus describes the MVA Fixed Account Option available under the Contracts. The MVA Fixed Account Option is part of our General Account. Our General Account consists of general assets other than those in segregated asset accounts, such as the Variable Account and Sub-Accounts. We have sole discretion to invest the assets of the General Account, subject to itsapplicable law. Any money you allocate to the MVA Fixed Account Option does not entitle you to share in the investment experience of the General Account. Contract Values allocated to the MVA Fixed Account Option are subject to the Company's financial strength and claims payingclaims-paying ability. Refer The MVA Fixed Account Option involves risks. See "Risks Related to the MVA Fixed Account Option." See also “Appendix II: Information with Respect to the Registrant” below for additional information about LBL.the Company, including its financial statements. 4

Distribution of the Contracts The MVA Account Option is available only under certain variable annuity contracts issued by LBL, as identified above. Information about the arrangements for distributing the variable annuity contracts is included under “Distribution” in the appropriate variable annuity contract prospectus and in the statement of additional information that relates to that prospectus. All of that information applies, regardless of whether you choose to allocate Contract Value to the MVA Account Option, and there is no additional plan of distribution or sales compensation with respect to the MVA Account Option. Also as described in the appropriate variable annuity contract prospectus, the principal underwriter and distributor for all of the Contracts is Everlake Distributors, LLC ("Everlake Distributors"), formerly known as Allstate Distributors, L.L.C., a wholly-owned subsidiary of Everlake Life, formerly known as Allstate Life. Everlake Distributors is a registered broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act") and is a member of FINRA. The underwriting agreement with Everlake Distributors provides that we will reimburse Everlake Distributors for any liability to Contract owners arising out of services rendered or Contracts issued. Risks Related to the MVA Fixed Account Reliance on the Company's Financial Strength and Claims-Paying Ability. The Company's general obligations such as insurance and annuity obligations and any guaranteed benefits under the Contracts (including Guarantee Periods) are supported by our General Account and are subject to the Company's claims-paying ability. The MVA Fixed Account Option is part of our General Account. Our General Account consists of our general assets other than those in segregated asset accounts. An Owner should look to the financial strength of the Company for its claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. For more information about the Company, including our financial statements and risks related to the Company and its industry, see Appendix II. Withdrawals and transfers may be subject to Market Value Adjustment. Withdrawals and transfers from an MVA Guarantee Period Account may be subject to a Market Value Adjustment as set forth in the applicable Contract's prospectus. A Market Value Adjustment may also apply to amounts in the MVA Fixed Account Option if we pay Death Proceeds or if the Payout Start Date begins on a day other than during the 30-day period after such MVA Guarantee Period Account expires. The Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates. See also "Market Value Adjustment Risk" below. Market Value Adjustment Risk. A Market Value Adjustment may be positive or negative, depending on changes in interest rates. As such, you bear the investment risk associated with changes in interest rates. If interest rates increase from the first day of a Guarantee Period, the Market Value Adjustment could reduce the value of your investment to an amount that is less than the amount you invested in a Guarantee Period. Your losses could be significant. Declared Interest Rate Risk. We may declare new interest rates for new Guarantee Periods. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period. We determine the interest rates to be declared in our sole discretion. We can neither predict nor guarantee what those rates will be in the future. For current interest rate information, please contact your representative or Lincoln Benefit at 1-800-457-7617. Additional Information Experts The consolidated financial statements of Lincoln Benefit Life Company at [December 31, 2021] and December 31, 2020, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing. [The financial statements included in this Prospectus as of and for the year then ended December 31, 2019 of Lincoln Benefit Life Company, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.] Legal Matters Matters of Nebraska law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Nebraska law, have been passed upon by Lamson Dugan & Murray LLP, Omaha, Nebraska. 8

APPENDIX II. INFORMATION ABOUT LINCOLN BENEFIT LIFE COMPANY INDEX Page Item 3(c) Risk Factors Associated with Lincoln Benefit Life and its Industry 15 Item 11 (a)Description of Business 29 Item 11 (b) Description of Property 29 Item 11 (c)Legal Proceedings 29 Item 11 (e)Financial Statements and Notes to Financial Statements 30 Item 11 (f)Selected Financial Data 83 Item 11 (h)Management's Discussion and Analysis of Financial Condition and Results of Operations 84 Item 11 (i)Changes in or Disagreements with Accountants 97 Item 11 (j)Quantitative and Qualitative Disclosures About Market Risk 97 Item 11 (k)Directors and Executive Officers 97 Item 11 (l)Executive Compensation 98 Item 11 (m)Security Ownership of Certain Beneficial Owners and Management 99 Item 11 (n)Transactions with Related Persons, Promoters and Certain Control Persons 101 14

Item 3(c). Risk Factors Associated with Lincoln Benefit Life and its Industry LINCOLN BENEFIT LIFE RISK FACTORS This document contains “forward-looking statements” that anticipate results based on our estimates, assumptions and plans that are subject to uncertainty. These statements are made subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. We assume no obligation to update any forward-looking statements as a result of new information or future events or developments. These forward-looking statements do not relate strictly to historical or current facts and may be identified by their use of words like “plans,” “seeks,” “expects,” “will,” “should,” “anticipates,” “estimates,” “intends,” “believes,” “likely,” “targets” and other words with similar meanings. These statements may address, among other things, our strategy for growth, investment results, regulatory approvals, market position, expenses, financial results, litigation and reserves. We believe that these statements are based on reasonable estimates, assumptions and plans. However, if the estimates, assumptions or plans underlying the forward-looking statements prove inaccurate or if other risks or uncertainties arise, actual results could differ materially from those communicated in these forward-looking statements. In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below, which apply to us as an insurer. These risks constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995 and readers should carefully review such cautionary statements as they identify certain important factors that could cause actual results to differ materially from those in the forward-looking statements and historical trends. These cautionary statements are not exclusive and are in addition to other factors discussed elsewhere in this document, in our filings with the SEC or in materials incorporated therein by reference. Changes in actual experience could materially and adversely affect the Company’s financial condition. Our liability pricing includes long-term assumptions regarding investment returns, mortality, morbidity, persistency and operating costs and expenses of our business. We establish target returns based upon these factors and the average amount of capital that we must hold to support in-force contracts taking into account rating agencies and regulatory requirements. Profitability emerges over a period of years depending on the nature 15

Many of our methods for managing risk and exposures are based upon the use of observed historical market behavior or statistics based on historical models. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. In addition, more extensive and perhaps different risk management policies and procedures might have to be implemented under pending regulations. Any such unforeseen risk, as well as the implementation of any additional risk management policies and procedures may result in material costs to the Company, which could materially adversely affect the Company’s financial condition, cash flow and results of operations. The effectiveness of our actuarial and other financial models may adversely affect our financial results, capitalization and financial condition. Actuarial and other financial models are used primarily to determine reserve levels for our in-force block and to provide information to key internal stakeholders for planning, asset / liability management, and risk / stress testing analysis purposes. The models are subject to extensive internal controls which promote repeatability and sustainability, and are also subject to continual review regarding effectiveness, logic, assumptions and underlying product mechanics and refinements may be implemented based on these reviews. Refinements are subject to a rigorous change management process and are agreed upon with key internal stakeholders prior to implementation. While models are continually improving as a result of these refinements, there are still inherent limitations. First, no assurances can be given that all necessary refinements will be identified and/or implemented in our actuarial models. Also, due to the nature of the underlying risks and the uncertainty associated with prospective modeling techniques and the application of such techniques, these models may not accurately capture the evolution of the in-force block, as we cannot determine precisely the actual experience, policyholder behavior and investment income. Variations in any of the foregoing from estimates in our models may result in the need to post additional reserves, which could have a material adverse effect on the Company’s financial condition including by adversely affecting the Company’s capital adequacy ratios utilized by NRSROs to assign credit ratings. 29

Item 11(e) Financial Statements and Notes to Financial Statements Lincoln Benefit Life Company (A Wholly-Owned subsidiary of LBL HoldCo II, Inc.) Index December 31, 2021 Page(s) REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS XX STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL STOCK AND SURPLUS 31 STATUTORY STATEMENTS OF OPERATIONS 32 STATUTORY STATEMENTS OF CHANGES IN CAPITAL STOCK AND SURPLUS 33 STATUTORY STATEMENTS OF CASH FLOWS 34 NOTES TO STATUTORY STATEMENTS 35 30

Selected Financial Data Item 11(f). Selected Financial Data 5-YEAR SUMMARY OF SELECTED FINANCIAL DATA ($ in thousands) 2021 2020 2019 2018 2017 Operating results Net investment income $ — $ 425,548 $ 382,333 $ 402,362 $ 431,120 Realized capital gains and (losses) — (2,301) 21,624 11,224 9,212 Total revenues — 707,640 (1,098,131) 396,804 439,639 Net income — 45,219 34,149 35,723 64,495 Financial position Cash and invested assets $ — $ 9,757,436 $ 7,476,052 $ 8,987,423 $ 9,601,190 Total admitted assets — 11,631,872 9,172,932 10,462,538 11,231,298 Reserves for policy benefits — 5,278,258 4,357,355 6,001,555 6,515,742 Separate Accounts — 1,671,786 1,464,556 1,266,912 1,460,380 Total capital stock and surplus — 416,283 352,610 379,930 425,801 83

Item 11(h). Management’s Discussion and Analysis of Financial Condition and Results of Operations OVERVIEW The following discussion highlights significant factors influencing the financial position and results of operations of Lincoln Benefit. It should be read in conjunction with the financial statements and related notes found under Item 11(e) contained herein. The most important factors we monitor to evaluate the financial condition and performance of our Company include: • For operations: premiums, benefits paid, amounts ceded to reinsurers and return on investments including exposure to market risk, credit quality/experience, net investment income, cash flows, realized capital gains and losses, unrealized capital gains and losses, stability of long-term returns, and asset/liability duration (“asset duration”). • For financial condition: risk-based capital ratios and stress testing of overall capital position. APPLICATION OF CRITICAL ACCOUNTING ESTIMATES The preparation of financial statements in conformity with accounting principles prescribed or permitted by the Nebraska Department of Insurance ("NE DOI") requires the application of accounting policies that often involve a significant degree of judgment. Certain differences exist between NAIC SAP and U.S. GAAP, which are presumed to be material. For a summary of such differences, see Note 1 in the Notes to Statutory Statements. Management, on an ongoing basis, reviews estimates and assumptions used in the preparation of financial statements. If management determines that modifications in assumptions and estimates are appropriate given current facts and circumstances, the Company’s results of operations and financial position as reported in the Statutory Financial Statements could change significantly. Management believes the critical accounting policies relating to the following areas are most dependent on the application of estimates, assumptions and judgments: • Future policy benefits and other policyholder liabilities • Investments — Impairments and Fair Value Measurements • Income Taxes • Reserves for Contingencies Liability for Policy and Contract Reserves and Claims Policy liabilities are established for future policy benefits on certain annuity, life, and long-term care policies. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in-force. Changes in policy and contract reserves are recorded in Net change to policy benefit reserves and changes in policy and contract claims are recorded in Benefit payments to policyholders and beneficiaries in the Statutory Statements of Operations. Policy reserves on annuity and supplementary contracts are calculated using the Commissioners’ Annuity Reserve Valuation Method, except variable annuities which use the Commissioners’ Annuity Reserve Valuation Method for Variable Annuities. Policy reserves on life contracts are based on statutory mortality and valuation interest rates using the Commissioner’s Reserve Valuation Method without consideration of withdrawals. The valuation interest and mortality assumptions follow the Standard Valuation Law and vary by the contracts’ characteristics and issue year. Valuation methods provide, in the aggregate, reserves that are greater than or equal to the minimum of guaranteed policy cash values or the amount required by law. Accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using specified statutory interest rates and mortality. Morbidity assumptions are based on Company experience. Liability for deposit-type contracts represents contracts without significant mortality or morbidity risk. Payments received from sales of deposit-type contracts are recognized by providing a liability equal to the current value of the policyholders’ contracts. Interest rates credited to these contracts are based on the applicable terms of the respective contract. Liabilities for outstanding claims and claims adjustment expenses are estimates of payments to be made on life and health insurance contracts for reported claims and claims adjustment expenses. A liability is also held for claims adjustment expenses incurred but not reported as of the balance sheet date. These liabilities are determined using case basis evaluations and statistical analyses and represent estimates of the ultimate cost of all claims incurred but not paid. These estimates are continually reviewed and adjusted as necessary with any adjustments reflected in current operations. 84

Item 11(i). Changes in or Disagreements with Accountants None. Item 11(j). Quantitative and Qualitative Disclosures About Market Risk Information required for Item 11(j) is incorporated by reference to the material under the caption “Market RiskRisk Factors Associated with Lincoln Benefit Life and its Industry” in Item 11(h) of this reportherein. Item 11(k). Directors and Executive Officers The biographies of each of the directors and executive officers as of March 31, 2022 are included below. Dhiren Jhaveri, 47, has been Executive Chairman of the board of directors of the Company since December 31, 2019. Dhiren is the founder and has been Chief Executive Officer of Kuvare US Holdings, Inc. (“Kuvare”), the direct parent of GILICO, since 2014, and is the Executive Chairman of the boards of directors of GILICO and United Life Insurance Company (“United Life”), an Iowa-domiciled insurance company and wholly owned subsidiary of Kuvare. In addition, he serves as the President and Chief Executive Officer of Kuvare Insurance Services LP, a Delaware limited partnership (“KIS”). Before founding Kuvare, Dhiren was a member of the executive committee of Sammons Financial Group, where he led corporate development and investment risk. Previously, he worked at McKinsey & Co. and Barclays. Dhiren is actively involved on various committees for the American Council of Life Insurers and is a designee of the LIMRA Life Insurance Fellows. Bradley Rosenblatt, 47, has been a director of the Company since December 31, 2019, and Chief Revenue Officer of Kuvare since 2017, where he leads revenue and growth strategy. In addition, Brad is President and a director of United Life, and a director of GILICO. Brad has over 20 years of experience in sales, marketing and strategy. Prior to joining Kuvare, Brad served as Chief Distribution Officer for Sammons Financial Group leading the company’s growth strategy in new life insurance markets. While at Sammons Financial Group, Brad also led the company’s strategy and corporate development function and held various sales and marketing leadership roles. Previously, he worked at McKinsey & Co. in the insurance practice, serving life, property/ casualty and health insurance carriers. Brad holds an MBA from Michigan Ross School of Business and a Bachelor of Arts in Economics from Northwestern University. Joseph Wieser, 56, has been a director of the Company since December 31, 2019, and President and a director of GILICO since 2018. Joe has more than 28 years of leadership, strategy, operational and sales/marketing experience in the annuity, life and health insurance industry. He most recently served as Business Development Director for Anthem Blue Cross Blue Shield in Denver, Colorado and, prior to that, served five years as President of Dearborn National Life Insurance Company. During his career, he has held leadership roles overseeing all insurance company functions. Previously, his executive experience includes working at MassMutual, Colorado Bankers, Starmount Life and Anthem Blue Cross Blue Shield. Joe is a graduate of Metropolitan State University in Denver and holds his CLU, ChFC and FLMI financial/insurance professional designations. Burke Harr, 50, has been a director of the Company since December 31, 2019. Burke served as a Nebraska state senator from 2011 to 2019, and has been an of counsel attorney at Houghton Bradford Whitted PC, LLO since 2011. Burke is a graduate of the University of St. Thomas and the Notre Dame Law School. Carlos Sierra, 54, has been President and a director of the Company since December 31, 2019, and the Chief Operating Officer of Kuvare since 2016, where he leads overall operational strategy. He is a director of GILICO and of United Life. With over 30 years of operations experience, Carlos previously worked as a consultant for insurance companies and served as COO for the Americas at Aon Risk and Global COO for Combined Insurance where he led global operations, including Front Office (sales model; multichannel sales), Back Office (contact centers; order entry; claims; field operations) and Technology (Application Development and Infrastructure). Previously, Carlos worked at McKinsey & Co, where he served clients in the Financial Institutions Group and at FMC where he led Manufacturing Planning and Latin American Operations. Carlos earned engineering and masters degrees with honors from ITESM, Ohio State and Stanford. David Goldberg, 53, has been Secretary of the Company since December 31, 2019, and General Counsel and Secretary of Kuvare since 2017, where he directs the legal, regulatory and corporate governance functions for the Kuvare businesses. He provides more than 20 years of broad commercial law and senior executive experience, having started his legal career in 1993 at the Sidley & Austin firm in Chicago. David has served in numerous corporate General Counsel roles, including insurance sector roles at Coregis Insurance, a specialty property and casualty company, as well as life and health companies Combined 97

Insurance (and its worldwide affiliates) and Sterling Life Insurance Company. Most recently he served as an Illinois Assistant Attorney General and General Counsel to the Illinois State Toll Highway Authority. David is a graduate of the University of Michigan and Washington University School of Law. Erik Braun, 38, was appointed Chief Financial Officer and Treasurer of the Company in March 2020. He has served as Treasurer and Controller of Kuvare US Holdings, Inc. since 2017. From 2013 to 2017, Erik was with Fidelity Life Association as the manager of accounting and finance and the assistant corporate controller. Previously, he worked in public accounting within the assurance practice, where he served insurance industry clients across most commercial and personal lines. Erik is a Certified Public Accountant (inactive). Item 11(l). Executive Compensation We do not have any employees, but rather are provided personnel, including our named executive officers, by our parent company, LBL HoldCo II, Inc. (“HoldCo”), pursuant to the Services Agreement between HoldCo and Lincoln Benefit effective April 1, 2014. Executive officers of Lincoln Benefit also serve as officers of our indirect parent, HoldCo Parent and other subsidiaries of HoldCo Parent. These executive officers received no compensation directly from Lincoln Benefit. As a result, we do not determine or pay any compensation to our named executive officers or additional personnel provided by HoldCo for our operations. HoldCo determines and pays the salaries, bonuses and other wages earned by our named executive officers and by additional personnel provided to us by HoldCo. HoldCo also determines whether and to what extent our named executive officers and additional personnel from HoldCo may participate in any employee benefit plans. We do not have any employment agreements with our named executive officers and do not provide pension or retirement benefits, perquisites or other personnel benefits to our named executive officers. We do not have arrangements to make payments to our named executive officers upon their termination or in the event of a change in control of the Company. See “Transactions with Related Parties” for more information about the Services Agreement between HoldCo and us. Director compensation Burke Harr, an outside independent director, receives an annual cash retainer fee for his services on the board of directors of Lincoln Benefit. No director who is also an employee of Kuvare and/or GILICO receives any additional compensation for serving as a director of the Company. Compensation Related to Services prior to December 31, 2019 Our independent directors received an annual cash retainer fee for their services on the boards of directors of HoldCo Parent and its subsidiaries, including Lincoln Benefit, a portion of which is allocated to Lincoln Benefit pursuant to the Services Agreement. A non-employee director also had the option to elect to defer receipt of all or a portion of his or her annual retainer fee into a notional percentage equity interest in RL LP and RL (Parallel) Partnership (together, the Partnerships"). The elected percentage of the board retainer for a calendar year of service was converted into a notional percentage interest in the Partnerships when the year-end valuation of the Partnerships for the immediately prior year was available. The notional interest was unvested until December 31st of the relevant year of service, and, as a general rule, if the director's board service ended before December 31st, the unvested portion of the director's unvested portion of the notional interest would vest. If a director was terminated, this would be considered a qualifying termination and such director's notional interest would vest. Vested portions of notional interests were settled in cash on termination of the director's board service. Compensation Committee Interlocks and Insider Participation In February 2015, the Board of Directors of HoldCo Parent established a compensation committee, whose primary function is to assist the Board with its oversight role with respect to the compensation of HoldCo Parent’s and its subsidiaries’ executive officers and other employees. In February 2017, the HoldCo Parent compensation committee was re-established at HoldCo, the entity with which the majority of the employees are employed. No executive officer of Lincoln Benefit serves as a member of the compensation committee of another entity for which any executive officer served as a director for Lincoln Benefit. In January 2020, all functions of this compensation committee were assumed by the compensation committee of the Kuvare Board of Directors. 98

~~Item 11(m).~~ Security Ownership of Certain Beneficial Owners and Management Security Ownership of Certain Beneficial Owners

The following table shows the number of Lincoln Benefit shares owned by any beneficial owner who owns more than five percent of any class of Lincoln Benefit's voting securities.

Title of Class (a)	Name and Address of Beneficial Owner (b)	Amount and Nature of Beneficial Ownership (c)	Percent of Class (d)
Capital Stock	LBL HoldCo II, Inc. 5600 N. River Road, Suite 300 Rosemont, IL 60018	25,000	100%
N/A	LBL HoldCo, Inc. 5600 N. River Road, Suite 300 Rosemont, IL 60018	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Guaranty Income Life Insurance Company 118 Second Avenue SE Cedar Rapids, IA 52401	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Kuvare US Holdings, Inc. 5600 N. River Road, Suite 300 Rosemont, IL 60018	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Kuvare UK Holdings Limited 5th Floor 6 St Andrew Street London, EC4A 3AE, United Kingdom	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Kuvare Holdings LP P.O. Box 309 Ugland House George Town Grand Cayman KY1-1104, Cayman Islands	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A
N/A	Kuvare GP Holdings LP P.O. Box 309 Ugland House George Town Grand Cayman KY1-1104, Cayman Islands	Indirect voting and investment power of shares owned by LBL HoldCo II, Inc.	N/A

99

Changes in Control On December 31, 2019, GILICO, completed the indirect acquisition of Lincoln Benefit. The Company is a wholly owned subsidiary of HoldCo, which is a wholly owned subsidiary of HoldCo Parent, and HoldCo Parent is a wholly owned subsidiary of GILICO. Item 11(n). Transactions with Related Persons, Promoters and Certain Control Persons Transactions with Related Persons Lincoln Benefit is a party to certain intercompany agreements involving amounts greater than $120,000 between Lincoln Benefit and the following companies: • HoldCo, the direct parent of Lincoln Benefit. • HoldCo Parent, an indirect parent of Lincoln Benefit. • Lancaster Re Captive Insurance Company (“Lancaster Re”), a direct subsidiary of Lincoln Benefit • Lanis LLC, an affiliate of Lincoln Benefit • GILICO, the direct parent of HoldCo Parent • Kuvare, the direct parent of GILICO • KIS, an affiliate of Lincoln Benefit • Kuvare Bermuda Re LTD (“KBR”), an affiliate of Lincoln Benefit • Kuvare Life Re LTD (“KLR”), an affiliate of Lincoln Benefit In April 2014, Lincoln Benefit entered into a Services Agreement with HoldCo whereby HoldCo has agreed to provide certain management and administrative services. These include legal counsel, data processing, office management and supply services, marketing, public relations, actuarial services, auditing and managerial services. Lincoln Benefit reimburses HoldCo at cost for services and facilities provided by HoldCo pursuant to this agreement. Effective April 1, 2014, amended and restated on April 1, 2020, the Company entered into an indemnity reinsurance agreement on a combination coinsurance and coinsurance funds withheld basis with Lancaster Re, resulting in the transfer of risks associated with certain term and universal life policies. On December 31, 2019, the Company entered into a coinsurance agreement with GILICO, resulting in the transfer of certain life and annuity contracts. On December 31, 2019, amended and restated on October 1, 2020, Lincoln Benefit entered into a Cost Sharing and Services Agreement with Kuvare and KIS whereby Kuvare and KIS have agreed to provide certain management and administrative services to Lincoln Benefit, including management, reinsurance, legal, audit, administration, financial planning and other services. Lincoln Benefit reimburses Kuvare and KIS at cost for services provided by Kuvare and KIS pursuant to this agreement. On December 31, 2019, amended and restated on October 1, 2020, Lincoln Benefit entered into an Investment Management Agreement with KIS, whereby KIS has agreed to provide certain investment advisory and management services to Lincoln Benefit. Pursuant to this agreement, KIS will receive a gross fee of approximately 0.30% per annum on all investment assets of Lincoln Benefit managed under this agreement. Mr. Jhaveri, the chair of our board of directors, is the President and Chief Executive Officer and an indirect owner of KIS. In addition, affiliates of each of Access Holdings GP Company and ACP LI Holdings GP Ltd., each an indirect beneficial owner of greater than 5% of Lincoln Benefit’s voting securities, are indirect owners of KIS. Effective April 1, 2020, the Company entered into a stop loss agreement with KLR, to cover excess losses associated with life policies reinsured with Lancaster Re. Effective October 1, 2020 and amended on July 1, 2021, the Company entered into a coinsurance agreement with KBR, resulting in the transfer of certain fixed annuity contracts. 101

Dealer Prospectus Delivery Obligations All dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters.